Exhibit 99.7

AMENDED AND RESTATED AUGUST 26, 2024

CAPITAL CLEAN ENERGY CARRIERS CORP.

OMNIBUS INCENTIVE COMPENSATION PLAN

SECTION 1. Purpose. The purpose of this Capital Clean Energy Carriers Corp. Omnibus Incentive Compensation Plan is to promote the interests of Capital Clean Energy Carriers Corp., a Marshall Islands corporation (the “Corporation”), and its shareholders by providing incentive compensation as a way to (a) attract and retain exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants), whether a natural Person (as defined below) or entity, to the Corporation, the Executive Services Provider (as defined below) and their Affiliates (as defined below), and (b) enable such Persons to participate in the long-term growth and financial success of the Corporation. This Capital Clean Energy Carriers Corp. Omnibus Incentive Compensation Plan amends and restates the Amended and Restated Capital Product Partners L.P. Omnibus Incentive Compensation Plan (the “Original Plan”), which became effective on January 25, 2024 (the “Effective Date”), in connection with the conversion of Capital Product Partners L.P., a Marshall Islands limited partnership to a Marshall Islands corporation on August 26, 2024.

SECTION 2. Definitions. As used herein, the following terms shall have the meanings set forth below:

“Affiliate” means (a) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Corporation or the Executive Services Provider and (b) any entity in which the Corporation or the Executive Services Provider has a significant equity interest, in either case as determined by the Board or any committee of the Board.

“Award” means any award that is permitted under Section 6 and granted under the Plan.

“Award Agreement” means any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, require execution or acknowledgment by a Participant.

“Award Determinations” means all necessary and appropriate determinations with respect to any Award including: (i) determination of the terms and conditions of any Awards, (ii) determination of the vesting schedules of Awards and, if certain performance conditions must be attained in order for an Award to vest or be settled or paid, establishment of such performance conditions and certification of whether, and to what extent, such performance conditions have been attained, (iii) determination of whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended, (iv) determination of whether, to what extent and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Determining Party, (v) acceleration of the vesting or exercisability of, payment for or lapse of restrictions on, Awards and (vi) amendment of an outstanding Award or grant of a replacement Award for an Award previously granted under the Plan if, in its sole discretion, the Determining Party determines that (1) the tax consequences of such Award to the Corporation or the Participant differ from those consequences that were expected to occur on the date the Award was granted or (2) clarifications or interpretations of, or changes to, tax law or regulations permit Awards to be granted that have more favorable tax consequences than initially anticipated.

“Board” means the Board of Directors of the Corporation. For the avoidance of doubt, references to the “Board” shall not include any committee thereof.

“Cash Incentive Award” shall have the meaning specified in Section 6(f).

“Change of Control” shall (a) have the meaning set forth in an Award Agreement or (b) if there is no definition set forth in an Award Agreement, mean, with respect to the Corporation , any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the Corporation’s assets to any other Person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the Corporation; (b) the consolidation or merger of the Corporation with or into another Person pursuant to a transaction in which the outstanding Voting Securities of the Corporation are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Securities of the Corporation are changed into or exchanged for Voting Securities of the surviving Person or its parent and (ii) the holders of the Voting Securities of the Applicable Person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding Voting Securities of the surviving Person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), other than Capital Maritime & Trading Corp. or its Affiliates, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding Voting Securities of the Corporation, except in a merger or consolidation which would not constitute a Change of Control under clause (b) above.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and the regulations promulgated thereunder.

“Common Shares” means common shares, par value $0.01 per share, of the Corporation.

“Determining Party” means the Board or a committee of the Board or any other Person to whom the Board has validly delegated its duties and powers with respect to the applicable Award pursuant to Section 3(a) of the Plan.

“Director” means any member of the Board.

“Director Participants” means all Participants who are also Directors.

“Employee Participants” means all Participants other than Directors.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, or any successor statute thereto, and the regulations promulgated thereunder.

“Executive Services Provider” means Capital GP L.L.C., a Marshall Islands limited liability company.

“Exercise Price” means (a) in the case of Options, the price specified in the applicable Award Agreement as the price-per-Share at which Shares may be purchased pursuant to such Option or (b) in the case of SARs, the price specified in the applicable Award Agreement as the reference price-per-Share used to calculate the amount payable to the Participant.

“Fair Market Value” means (a) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Determining Party and (b) with respect to the Shares, as of any date, (i) the closing price of Shares (A) as reported by the NASDAQ for such date or (B) if the Shares are listed on any other national stock exchange, as reported on the stock exchange composite tape for securities traded on such stock exchange for such date or, with respect to each of clauses (A) and (B), if there were no sales on such date, on the closest preceding date on which there were sales of Shares or (ii) in the event there shall be no public market for the Shares on such date, the fair market value of the Shares as determined in good faith by the Determining Party.

“IRS” means the United States Internal Revenue Service or any successor thereto and includes the staff thereof.

“MIBCA” means the Marshall Islands Business Corporations Act.

“NASDAQ” means the National Association of Securities Dealers Automated Quotations or any successor thereto.

“Option” means an option to purchase Shares from the Corporation that is granted under Section 6.

“Participant” means any director, officer, employee or consultant (including any prospective director, officer, employee or consultant), whether a natural Person or entity, of the Corporation, the Executive Services Provider or their Affiliates who is eligible for an Award under Section 5 and who is selected by the Determining Party to receive an Award under the Plan or who receives a Substitute Award pursuant to Section 4(e).

“Performance Share” means an Award under Section 6(e) that has a value set by the Determining Party (or that is determined by reference to a valuation formula specified by the Determining Party or to the Fair Market Value of Shares), which value may be paid to the Participant by delivery of such property as the Determining Party shall determine, including without limitation, Shares, cash, other securities, other Awards or other property, or any combination thereof, upon achievement of such performance goals during the relevant performance period as the Determining Party shall establish at the time of such Award or thereafter.

“Person” means any natural person, corporation, limited partnership, limited liability company, unlimited liability company, partnership, joint venture, trust, business association, governmental entity or other entity.

“Plan” means this Capital Clean Energy Carriers Corp. Omnibus Incentive Compensation Plan, as in effect from time to time.

“Restricted Share” means a Share delivered under the Plan that is subject to certain transfer restrictions, forfeiture provisions and/or other terms and conditions specified herein and in the applicable Award Agreement.

“Retirement” means termination of employment after attainment of age 65.

“RSA” means a restricted share Award that is designated as such in the applicable Award Agreement and that represents an unfunded and unsecured promise to deliver Shares, cash, other securities, other Awards or other property in accordance with the terms of the applicable Award Agreement.

“SAR” means a share appreciation right Award that represents an unfunded and unsecured promise to deliver Shares, cash, other securities, other Awards or other property equal in value to the excess, if any, of the Fair Market Value per Share over the Exercise Price per Share of the SAR, subject to the terms of the applicable Award Agreement.

“SEC” means the United States Securities and Exchange Commission or any successor thereto and shall include the staff thereof.

“Shares” means the Common Shares or such other securities of the Corporation (a) into which such shares shall be changed by reason of a recapitalization, merger, consolidation, split-up, combination, exchange of shares or other similar transaction or (b) as may be determined by the Determining Party pursuant to Section 4(d).

“Subsidiary” means any entity in which the Corporation, directly or indirectly, possesses 50% or more of the total combined voting power of all classes of its stock.

“Substitute Awards” shall have the meaning specified in Section 4(e).

“Voting Securities” means securities of any class of any Person entitling the holders thereof to vote in the election of members of the board of directors or other similar governing body of the Person.

SECTION 3. Administration.

(a) Authority of Board and Delegation. The Plan shall be administered by the Board (or such committee of the Board as may be designated by the Board from time to time), including all necessary and appropriate decisions and determinations with respect thereto, in accordance with its terms. Subject to compliance with applicable law, including Section 38(1) of the MIBCA, the Board (or a committee of the Board) may allocate among its members and delegate to any Person who is not a Director, including the Executive Services Provider, or to any administrative group within the Corporation, any of its powers, responsibilities or duties. For the avoidance of doubt, no Person shall have any powers under the Plan that are not in compliance with or are precluded by the MIBCA, as it may be amended from time to time, and the Board (and any committee of the Board) shall not have any authority to delegate any authority that is not permitted to be so delegated by the MIBCA. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Board by the Plan:

(i) the Determining Party shall have sole and plenary authority to administer the Plan except to the extent such authority is expressly granted to the Board under clause (ii) below, including the authority to (A) propose the aggregate number and type of Awards which will be available from time to time for grants to Participants, (B) designate Employee Participants, (C) determine the number and type or types of Board Approved Awards (as defined below) to be granted to such Employee Participants and make all other Award Determinations with respect to Employee Participants, (D) interpret, administer, reconcile any inconsistency in, correct any default in and supply of any omission in, the Plan and any instrument or agreement relating to, or Award made under, the Plan, (E) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan and (F) make any other determination and take any other action that it deems necessary or desirable for the administration of the Plan.

(ii) the Board shall have sole and plenary authority to (A) approve the aggregate number and type of Awards which will be available from time to time for grants to Participants (the “Board Approved Awards”), which approval shall be made in accordance with Section 38(1) of the MIBCA, and (B) determine the number and type or types of Awards to be granted to Director Participants and make all other Award Determinations with respect to Director Participants. References to the Determining Party with respect to matters contained in this Section 3(a)(ii) shall mean only the Board.

(b) [Reserved]

(c) Indemnification. No member of the Board or member of the Executive Services Provider or officer or employee of the Corporation, the Executive Services Provider, any Determining Party or any of their Affiliates (each such Person, a “Covered Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Covered Person shall be indemnified and held harmless by the Corporation against and from (i) any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and (ii) any and all amounts paid by such Covered Person, with the Corporation’s approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided that the Corporation shall have the right, at its own expense, to assume and defend any such action, suit or proceeding, and, once the Corporation gives notice of its intent to assume the defense, the Corporation shall have sole control over such defense with counsel of the Corporation’s choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Corporation’s articles of incorporation or bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Corporation’s articles of incorporation or bylaws, pursuant to an indemnification agreement, as a matter of law, or otherwise, or any other power that the Corporation may have to indemnify such Persons or hold them harmless.

SECTION 4. Shares Available for Awards; Other Limits.

(a) Shares Available. Subject to adjustment as provided in Section 4(d), the aggregate number of Shares that may be delivered pursuant to Awards granted under the Plan shall be 3,300,000 restricted shares (for the avoidance of doubt, units deliverable under the Original Plan constitute shares deliverable under the Plan). If, after the effective date of the Plan, any Award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of Shares, then the Shares covered by such forfeited, expired, terminated or canceled Award shall again become available to be delivered pursuant to Awards under the Plan. If Shares issued upon exercise, vesting or settlement of an Award, or Shares owned by a Participant (which are not subject to any pledge or other security interest), are surrendered or tendered to the Corporation in payment of the Exercise Price of an Award or any taxes required to be withheld in respect of an Award, in each case, in accordance with the terms and conditions of the Plan and any applicable Award Agreement, such surrendered or tendered Shares shall again become available to be delivered pursuant to Awards under the Plan.

(b) Vesting of Awards. Each Award shall be vested at such times, in such manner and subject to such terms and conditions as the Determining Party may, in its sole and plenary discretion, specify in the applicable Award Agreement or thereafter. Except as otherwise specified by the Determining Party in the Award Agreement, Awards shall become vested on the third anniversary of the date of the grant.

(c) Expiration of Awards. Except as otherwise set forth in the applicable Award Agreement and subject to Section 6(b)(v), each Award shall expire immediately, without any payment or vesting, upon either (i) the date the Participant who is holding the Award ceases to be an officer, employee or consultant of the Corporation, the Executive Services Provider or one of their respective Affiliates for any reason other than the Participant’s Retirement or death, (ii) one year after the date a Director Participant who is holding the Award ceases to be a Director by reason of such Director Participant’s resignation or removal (except for cause) or non re-election as a Director (except for cause), (iii) six months after the date the Participant who is holding the Award ceases to be an officer, employee or consultant of the Corporation, the Executive Services Provider or one of their respective Affiliates by reason of the Participant’s Retirement or (iv) six months after the date the Participant who is holding the Award ceases to be an officer, employee or consultant of the Corporation, the Executive Services Provider or one of their respective Affiliates by reason of the Participant’s death.

(d) Adjustments for Changes in Capitalization and Similar Events. In the event that the Determining Party determines that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation, or other similar corporate transaction or event that affects the value of the Shares, then the Determining Party shall (i) in such manner as it may determine equitable or desirable, adjust (A) the number of Shares or other securities of the Corporation (or number and kind of other securities or property) with respect to which Awards may be granted, including (1) the aggregate number of Shares that may be delivered pursuant to Awards granted under the Plan and (2) the maximum number of Shares or other securities of the Corporation (or number and kind of other securities or property) with respect to which Awards may be granted to any Participant in any fiscal year of the Corporation, and (B) the terms of any outstanding Award, including (1) the number of Shares or other securities of the Corporation (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate and (2) the Exercise Price with respect to any Award, (ii) if deemed appropriate or desirable by the Determining Party, make provision for a payment (in cash, Shares or other property) to the holder of an outstanding Award in consideration for the cancelation of such Award, including, in the case of an outstanding Option or SAR, a payment (in cash, Shares or other property) to the holder of such Option or SAR in consideration for the cancelation of such Option or SAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Determining Party) of the Shares subject to such Option or SAR over the aggregate Exercise Price of such Option or SAR and (iii) if deemed appropriate or desirable by the Determining Party, cancel and terminate any Option or SAR having a per Share Exercise Price equal to, or in excess of, the Fair Market Value of a Share subject to such Option or SAR without any payment or consideration therefor.

(e) Substitute Awards; Effect of Conversion. Awards may, in the discretion of the Determining Party, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Corporation or any of its Affiliates or a company acquired by the Corporation or any of its Affiliates or with which the Corporation or any of its Affiliates combines (“Substitute Awards”). The number of Shares underlying any Substitute Awards shall not be counted against the aggregate number of Shares available for Awards under the Plan. Any Awards granted under the Plan prior to the Amended Effective Date shall be deemed to refer to Shares instead of units and shall be counted against the aggregate number of Shares available for Awards under the Plan.

(f) Sources of Shares Deliverable Under Awards. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

SECTION 5. Eligibility.

Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant), whether a natural Person or entity, of the Corporation, the Executive Services Provider or any other service provider to the Corporation or its Subsidiaries or any of their Affiliates shall be eligible to be designated a Participant in respect of services performed, directly or indirectly, for the benefit of the Corporation and its Subsidiaries.

SECTION 6. Awards.

(a) Types of Awards. Awards may be made under the Plan in the form of (i) Options, (ii) SARs, (iii) Restricted Shares, (iv) RSAs, (v) Performance Shares, (vi) Cash Incentive Awards and (vii) other equity-based or equity-related Awards that the Determining Party determines are consistent with the purpose of the Plan and the interests of the Corporation. Awards may be granted in tandem with other Awards.

(b) Options.

(i) Grant. Subject to the provisions of the Plan, the Determining Party shall have sole and plenary authority to determine the Participants to whom Options shall be granted, the number of Shares to be covered by each Option and the conditions and limitations applicable to the vesting and exercise of the Option.

(ii) Exercise Price. Except as otherwise established by the Determining Party at the time an Option is granted and set forth in the applicable Award Agreement, the Exercise Price of each Share covered by an Option shall be not less than 100% of the Fair Market Value of such Share (determined as of the date the Option is granted).

(iii) Vesting and Exercise. Each Option shall be vested and exercisable at such times, in such manner and subject to such terms and conditions as the Determining Party may, in its sole and plenary discretion, specify in the applicable Award Agreement or thereafter. Except as otherwise specified by the Determining Party in the applicable Award Agreement, an Option may only be exercised to the extent that it has already vested pursuant to Section 4(b) at the time of exercise. An Option shall be deemed to be exercised when written or electronic notice of such exercise has been given to the Corporation in accordance with the terms of the Award by the Person entitled to exercise the Award and full payment pursuant to Section 6(b)(iv) for the Shares with respect to which the Award is exercised has been received by the Corporation. Exercise of a vested Option may be for some or all of the portion of the Option that is then exercisable and any such partial exercise shall decrease the number of Shares that thereafter may be available for sale under the Option. The Determining Party may impose such conditions with respect to the exercise of Options, including, without limitation, any relating to the application of Federal or state securities laws, as it may deem necessary or advisable.

(iv) Payment. (A) No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the aggregate Exercise Price therefor is received by the Corporation, and the Participant has paid to the Corporation an amount equal to any income and employment taxes required to be withheld. Such payments may be made in cash (or its equivalent) or, in the Determining Party’s sole and plenary discretion, (1) by exchanging Shares owned by the Participant (which are not the subject of any pledge or other security interest) or (2) if there shall be a public market for the Shares at such time, subject to such rules as may be established by the Determining Party, through delivery of irrevocable instructions to a broker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Corporation an amount equal to the aggregate Exercise Price, or by a combination of the foregoing; provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Corporation as of the date of such tender is at least equal to such aggregate Exercise Price and the amount of any income, employment or other taxes required to be withheld.

(B) Wherever in the Plan or any Award Agreement a Participant is permitted to pay the Exercise Price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, if permitted by the Determining Party, and subject to procedures satisfactory to it, in its discretion, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Corporation shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

(v) Expiration. Except as otherwise set forth in the applicable Award Agreement, each Option shall expire immediately, without any payment, upon the earlier of (A) the tenth anniversary of the date the Option is granted and (B) either (i) the date the Participant who is holding the Option ceases to be an officer, employee or consultant of the Corporation, the Executive Services Provider or one of their respective Affiliates for any reason other than the Participant’s retirement or death, (ii) one year after the date a Director Participant who is holding the Option ceases to be a Director by reason of such Director Participant’s resignation or removal (except for cause) or non re-election as a Director (except for cause), (iii) six months after the date the Participant who is holding the Option ceases to be an officer, employee or consultant of the Corporation or one of their respective Affiliates by reason of the Participant’s Retirement or (iv) six months after the date the Participant who is holding the Option ceases to be an officer, employee or consultant of the Corporation, the Executive Services Provider, or one of their respective Affiliates by reason of the Participant’s death. In no event may an Option be exercisable after the tenth anniversary of the date the Option is granted.

(c) SARs.

(i) Grant. Subject to the provisions of the Plan, the Determining Party shall have sole and plenary authority to determine the Participants to whom SARs shall be granted, the number of Shares to be covered by each SAR, the Exercise Price thereof and the conditions and limitations applicable to the exercise thereof.

(ii) Exercise Price. Except as otherwise established by the Determining Party at the time a SAR is granted and set forth in the applicable Award Agreement, the Exercise Price of each Share covered by a SAR shall be not less than 100% of the Fair Market Value of such Share (determined as of the date the SAR is granted).

(iii) Exercise. A SAR shall entitle the Participant to receive an amount equal to the excess, if any, of the Fair Market Value of a Share on the date of exercise of the SAR over the Exercise Price thereof. The Determining Party shall determine, in its sole and plenary discretion, whether a SAR shall be settled in cash, Shares, other securities, other Awards, other property or a combination of any of the foregoing.

(iv) Other Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Determining Party shall determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR. The Determining Party may impose such conditions or restrictions on the exercise of any SAR as it shall deem appropriate or desirable.

(d) Restricted Shares and RSAs.

(i) Grant. Subject to the provisions of the Plan, the Determining Party shall have sole and plenary authority to determine the Participants to whom Restricted Shares and RSAs shall be granted, the number of Restricted Shares and RSAs to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which, the Restricted Shares and RSAs may vest or may be forfeited to the Corporation and the other terms and conditions of such Awards.

(ii) Transfer Restrictions. Restricted Shares and RSAs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or as may be provided in the applicable Award Agreement; provided, however, that the Determining Party may in its discretion determine that Restricted Shares and RSAs may be transferred by the Participant. Certificates issued in respect of Restricted Shares, if any, shall be registered in the name of the Participant and deposited by such Participant, along with, whether or not a stock certificate has been issued, a stock power endorsed in blank, with the Corporation or such other custodian as may be designated by the Corporation, and shall be held by the Corporation or other custodian, as applicable, until such time as the restrictions applicable to such Restricted Shares lapse. Upon the lapse of the restrictions applicable to such Restricted Shares, the Corporation or other custodian, as applicable, shall deliver such certificates to the Participant or the Participant’s legal representative.

(iii) Payment/Lapse of Restrictions. Each RSA shall be granted with respect to one Share or shall have a value equal to the Fair Market Value of one Share. RSAs shall be paid in cash, Shares, other securities, other Awards or other property, as determined in the sole and plenary discretion of the Determining Party, upon the lapse of restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement.

(e) Performance Shares.

(i) Grant. Subject to the provisions of the Plan, the Determining Party shall have sole and plenary authority to determine the Participants to whom Performance Shares shall be granted and the terms and conditions thereof.

(ii) Value of Performance Shares. Each Performance Share shall have an initial value that is established by the Determining Party at the time of grant. The Determining Party shall set, in its sole and plenary discretion, performance periods, payment formulas and performance goals (or any other terms) which, depending on the extent to which they are met, will determine the number and value of Performance Shares that will be paid out to the Participant.

(iii) Earning of Performance Shares. Subject to the provisions of the Plan, after the applicable performance period has ended, the holder of Performance Shares shall be entitled to receive a payout of the number and value of Performance Shares earned by the Participant over the performance period, to be determined by the Determining Party, in its sole and plenary discretion, as a function of the extent to which the corresponding performance goals have been achieved and the applicable payment formulas (or any other terms).

(iv) Form and Timing of Payment of Performance Shares. Subject to the provisions of the Plan, the Determining Party, in its sole and plenary discretion, may pay earned Performance Shares in the form of cash, Shares, other securities, other Awards or other property (or in any combination thereof) that has an aggregate Fair Market Value equal to the value of the earned Performance Shares at the close of the applicable performance period. Such Shares may be granted subject to any restrictions in the applicable Award Agreement deemed appropriate by the Determining Party. The determination of the Determining Party with respect to the form and timing of payout of such Awards shall be set forth in the applicable Award Agreement.

(f) Cash Incentive Awards. Subject to the provisions of the Plan, the Determining Party, in its sole and plenary discretion, shall have the authority to grant Cash Incentive Awards. The Determining Party shall establish Cash Incentive Award levels to determine the amount of a Cash Incentive Award payable upon the attainment of performance goals (or any other terms) specified by the Determining Party.

(g) Other Share-Based Awards. Subject to the provisions of the Plan, the Determining Party shall have the sole and plenary authority to grant to Participants other equity-based or equity-related Awards (including, but not limited to, fully vested Shares) in such amounts and subject to such terms and conditions as the Determining Party shall determine.

(h) Distribution Equivalents. In the sole and plenary discretion of the Determining Party, an Award, other than an Option, SAR or Cash Incentive Award, may provide the Participant with distributions or distribution equivalents, payable in cash, Shares, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Determining Party in its sole and plenary discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Corporation subject to vesting of the Award or reinvestment in additional Shares, Restricted Shares or other Awards.

SECTION 7. Amendment and Termination.

(a) Amendments to the Plan. Subject to any applicable law or government regulation and to the rules of the NASDAQ or any successor exchange or quotation system on which the Shares may be listed or quoted, the Plan may be amended, modified or terminated by the Board at any time and in any manner without the approval of the shareholders of the Corporation. No modification, amendment or termination of the Plan may, without the consent of any Participant to whom any Award shall previously have been granted, materially and adversely affect the rights of such Participant (or his or her transferee) under such Award, unless otherwise provided in the applicable Award Agreement.

(b) Amendments to Awards. The Determining Party may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any Award theretofore granted, prospectively or retroactively; provided, however, that, except as set forth in the Plan, unless otherwise provided by the Determining Party in the applicable Award Agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancelation or termination that would materially and adversely impair the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the impaired Participant, holder or beneficiary.

(c) Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Determining Party is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(d) or the occurrence of a Change of Control) affecting the Corporation, any Affiliate, or the financial statements of the Corporation or any Affiliate, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law (i) whenever the Determining Party, in its sole and plenary discretion, determines that such adjustments are appropriate or desirable, including, without limitation, providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event, (ii) if deemed appropriate or desirable by the Determining Party, in its sole and plenary discretion, by providing for a payment (in cash, Shares or other property) to the holder of an Award in consideration for the cancelation of such Award, including, in the case of an outstanding Option or SAR, a payment (in cash, Shares or other property) to the holder of such Option or SAR in consideration for the cancelation of such Option or SAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Determining Party) of the Shares subject to such Option or SAR over the aggregate Exercise Price of such Option or SAR and (iii) if deemed appropriate or desirable by the Determining Party, in its sole and plenary discretion, by canceling and terminating any Option or SAR having a per Share Exercise Price equal to, or in excess of, the Fair Market Value of a Share subject to such Option or SAR without any payment or consideration therefor.

SECTION 8. Change of Control.

Unless otherwise provided in the applicable Award Agreement, in the event of a Change of Control after the date of the adoption of the Plan, unless provision is made in connection with the Change of Control for (a) assumption of Awards previously granted or (b) substitution for such Awards of new awards or similar entitlements covering equity interests in the successor corporation or other entity in the Change of Control with appropriate adjustments as to the number and kinds of equity interests, performance goals and the Exercise Prices, as applicable, (i) any outstanding Options or SARs then held by Participants that are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such Change of Control, (ii) all Performance Shares and Cash Incentive Awards shall be paid out as if the date of the Change of Control were the last day of the applicable performance period and “target” performance levels had been attained and (iii) all other outstanding Awards (i.e., other than Options, SARs, Performance Shares and Cash Incentive Awards) then held by Participants that are unexercisable, unvested or still subject to restrictions or forfeiture, shall automatically be deemed exercisable and vested and all restrictions and forfeiture provisions related thereto shall lapse as of immediately prior to such Change of Control.

SECTION 9. General Provisions.

(a) Non transferability. Except as otherwise specified in the applicable Award Agreement, during the Participant’s lifetime each Award (and any rights and obligations thereunder) shall be exercisable only by the Participant, or, if permissible under applicable law, by the Participant’s legal guardian or representative, and no Award (or any rights and obligations thereunder) may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Corporation or any Affiliate; provided that (i) the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance and (ii) the Determining Party may permit further transferability, on a general or specific basis, and may impose conditions and limitations on any permitted transferability. All terms and conditions of the Plan and all Award Agreements shall be binding upon any permitted successors and assigns.

(b) No Rights to Awards. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Determining Party’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.

(c) Share Certificates. All certificates for Shares (or uncertificated records) or other securities of the Corporation or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Determining Party may deem advisable under the Plan, the applicable Award Agreement or the rules, regulations and other requirements of the SEC, the NASDAQ or any other stock exchange or quotation system upon which such Shares or other securities are then listed or reported and any applicable laws, and the Determining Party may cause a legend or legends to be put on any such certificates (or uncertificated records) to make appropriate reference to such restrictions.

(d) Withholding. A Participant may be required to pay to the Corporation or any Affiliate, and the Corporation or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant, the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes in respect of an Award, its exercise or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Determining Party to satisfy all obligations for the payment of such taxes.

(e) Award Agreements. Each Award hereunder shall be evidenced by an Award Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including, but not limited to, the effect on such Award of the death, disability or termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Determining Party.

(f) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Corporation or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, restricted shares, shares and other types of equity-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.

(g) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as a director, officer, employee, service provider or consultant of or to the Corporation, the Executive Services Provider or any one of their respective Affiliates, nor shall it be construed as giving a Participant any rights to continued service on the Board. Further, the Corporation, the Executive Services Provider or one of their respective Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(h) No Rights as Shareholder. No Participant or holder or beneficiary of any Award shall have any rights as a shareholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. In connection with each grant of Restricted Shares, except as provided in the applicable Award Agreement, subject to applicable law, the Participant shall not be entitled to the rights of a shareholder in respect of such Restricted Shares. Except as otherwise provided in Section 4(d), Section 7(c) or the applicable Award Agreement, no adjustments shall be made for dividends or distributions on (whether ordinary or extraordinary, and whether in cash, Shares, other securities or other property), or other events relating to, Shares subject to an Award for which the record date is prior to the date such Shares are delivered.

(i) Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of New York, without giving effect to the conflict of laws provisions thereof.

(j) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Determining Party, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Determining Party, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(k) Other Laws. The Determining Party may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole and plenary discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation, and any payment tendered to the Corporation by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Corporation, and no such offer shall be outstanding, unless and until the Determining Party in its sole and plenary discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of any applicable securities laws.

(l) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Affiliate, on one hand, and a Participant or any other Person, on the other hand. To the extent that any Person acquires a right to receive payments from the Corporation or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Corporation or such Affiliate.

(m) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Determining Party shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated (whether or not for consideration).

(n) Requirement of Consent and Notification of Election Under Section 83(b) of the Code or Similar Provision. No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code) or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Determining Party in writing prior to the making of such election. If an Award recipient, in connection with the acquisition of Shares under the Plan or otherwise, is expressly permitted under the terms of the applicable Award Agreement or by such Determining Party action to make such an election and the Participant makes the election, the Participant shall notify the Corporation of such election within ten days of filing notice of the election with the IRS or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code or other applicable provision.

(o) Interpretation.

(i) Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(ii) The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

SECTION 10. Term of the Plan.

(a) Effective Date. The Original Plan became effective on the Effective Date. The Plan shall be effective as of the date of its adoption by the Board (the “Amended Effective Date”).

(b) Expiration Date. No Award shall be granted under the Plan after the tenth anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Determining Party to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award shall, nevertheless continue thereafter.